EXHIBIT 99.17

YAMANA RESOURCES INC.
INTERIM REPORT
SECOND QUARTER
AUGUST 31, 2002

OPERATIONS
Santa Cruz, Argentina
Detailed exploration of Yamana’s gold projects in southern Patagonia, Argentina, is underway by the Santa Cruz Joint Venture (SCJV), a three-way partnership consisting of Yamana and Peru’s two largest gold mining companies — Compania de Minas Buenaventura S.A.A. and Mauricio Hochschild & Compania S.A.C.

SCJV work plans and budgets for the 2002-2003 summer field season were finalized at a meeting in Lima, Peru, in June, 2002 and field work initiated in September, 2002. Detailed project work will focus initially on six separate gold prospects — three on the Martinetas property and three on the La Paloma/Syrah property. More than 90 short trenches (2,000 total meters) will be completed to examine in detail some of the many high-grade gold veins exposed on these two properties. Mapping and sampling of trenches should be finished by December, 2002, at Martinetas, and by May, 2003, at La Paloma/Syrah. The trenching campaign, costing about US$ 400,000, will help define targets for a subsequent core drilling campaign.

To date, the SCJV trenching and mapping campaign has helped define and extend the promising Coyote Gold Shoot previously found by Yamana at Martinetas. Work is now underway on the Cerro Oro and T-1/Armadillo prospects on the same property, and will later get underway on the San Nicolas, San Martin, and San Juan prospects at La Paloma/Syrah. Each of these prospects has one or more exposed veins or shoots containing high-grade gold (i.e., > 0.5 opt) over significant widths (> 1.0 meters) defined from earlier campaigns of drilling and/or trenching. In all cases, the discoveries were made as the result of exploration efforts focused almost exclusively on bulk mineable gold targets. Until now, few of the prospects have been examined in detail for merit as high-grade narrow vein targets.

In the SCJV, Yamana is responsible for continuing reconnaissance exploration throughout the JV area, which includes more than 40,000 square kilometers in the eastern part of Santa Cruz Province. Yamana’s field crews are currently reexamining gold shows discovered earlier when bulk targets were exploration objectives. Since initiating field reconnaissance work in September, 2002, Yamana has recommended at least two new areas for acquisition as high-grade vein prospects. The reconnaissance program is expected to run until the end of the year, 2002, and should cost about US$ 150,000.

(signed)
Victor H. Bradley
President & CEO

MANAGEMENT DISCUSSION AND ANALYSIS
Overview
On April 2, 2002, Yamana closed a three-way agreement with Coeur d’Alene Mines Corporation (“Coeur”) and Northgate Exploration (BVI) Limited. Coeur acquired all of Yamana’s silver properties in western Santa Cruz Province, Argentina in exchange for satisfying, in full, all amounts owing to Northgate. Yamana retained 100% of its gold properties in the east.

Later in April 2002, Yamana entered into an agreement with Cia de Minas Buenaventura S.A.A. (“Buenaventura”), to fund a two-phase US$6 million exploration program of the gold properties. Mauricio Hochschild Cia S.A.C. (“Hochschild”) agreed to join the venture and fund 50% of the costs.

As a result of these agreements, Yamana survived and emerged owning one hundred percent of its promising gold properties with partners highly versed not only in exploration but also development and mining. With exploration success, Yamana and its two partners would each hold a one-third interest in the gold properties.

Other
In April 2002, Yamana also closed a private placement with Coeur of 5,000,000 units for gross proceeds of $255,000. Each unit consisted of one common share and one common share purchase warrant of Yamana exercisable for five years from the closing date at an exercise price of $0.069 (C$0.104). Coeur exercised 50% of the warrants in September 2002 and is required to exercise the remaining warrants on December 1, 2002. The proceeds of the private placement are for working capital and general corporate purposes.

In August, at the Annual and Special Meeting on August 30, 2002, the shareholders of Yamana passed a special resolution to eliminate Yamana’s accumulated deficit on its consolidated balance sheet as of February 28, 2002 and, thus, reduce Yamana’s stated capital by $52,644,546.

In total, working capital as at August 31, 2002 was negative $878,000. However, $567,000 covers accounts payable in Yamana common stock and, consequently, the cash portion of working capital was negative $311,000. Early in September, 2002 Coeur exercised 50% of its holding of Yamana share purchase warrants for proceeds of $172,500, thus, alleviating the cash working capital deficiency.

With the coming of the austral spring in Argentina in September 2002, Buenaventura and Hochschild recommenced exploration on Yamana’s gold properties. Total budgeted expenditures through December 31, 2002 are expected to be in the order of $500,000 and will be funded entirely by Yamana’s partners. Yamana must obtain additional financing to sustain the company and to continue to evaluate, acquire, and develop other mineral properties. Yamana may finance future expenditures through the sale of equity, joint-venture arrangements with other mining companies, the sale of property interests, term debt, or a combination of any of these alternatives.

(All references are to U.S. dollars except where stated otherwise.)
(All references to equivalent silver are computed at a ratio of Au:Ag = 1:55)